August 31, 2017

Alberto Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Zapata:

On June 30, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf Toews Hedged Core W Fund, Toews Hedged High Yield Bond Fund, Toews Hedged Core L Fund, Toews Hedged Core S Fund, Toews Hedged Growth Allocation Fund, Toews Unconstrained Income Fund, and Toews Tactical Defensive Alpha Fund (the “Funds”), for the purpose of registering the Funds as new series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on August 17, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please update references throughout the prospectus and SAI to reflect that Toews Hedged High Yield Bond Fund was renamed to Toews Tactical Income Fund.

Response: The requested change has been made.

2.	Comment: Update all series and class identifiers.

Response: The Registrant’s administrator will update.

Prospectus

Toews Hedged Core W Fund

Fee Table

3.	Comment: Please confirm that no AFFE line item is warranted within the table given the ETF strategy of the Fund. Please note that this comment also applies to Toews Hedged Core S Fund.

859210.2

Response: The Fund’s administrator has confirmed that the Fund did not incur acquired fund fees and expenses in a reportable amount for its past fiscal year.

4.	Comment: Disclosure within the SAI indicates that advisory agreement for this Fund can be terminated by either the Board or the Adviser. As such, the fee waiver cannot be listed within the table because the Board is not the only entity that can terminate the agreement. Please reconcile the fee table and SAI disclosure. Also note, that this comment should be read to apply to all applicable Funds within this filing.

Response: While the advisory agreement for the Funds is terminable by both the Adviser and the Board, the expense limitation agreement may only be terminated by the Board. Accordingly, the Registrant believes the inclusion of the fee waiver line item in the respective fee tables is appropriate.

5.	Comment: Please complete the fee tables for this and each applicable Fund within the filing.

Response: The fee tables have been completed. Please see attached redline of prospectus attached as an exhibit.

6.	Comment: Please confirm that the Fund’s fee waiver will be in place for one year from the effective date of the filing.

Response: The Registrant so confirms.

7.	Comment: Please revise the disclosure: “subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed), if such recoupment can be achieved within the foregoing expense limits” - to state “if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Response: The requested change has been made.

Expense Example

8.	Comment: Please add disclosure that indicates that the expense example includes the Fund’s expense limitation through its expiration, and then total annual fund expenses thereafter.

Response: The requested change has been made as follows:

The Example also assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period.

Principal Investment Strategy

9.	Comment: Please clarify if the disclosure: “(5) cash equivalents (each issued by or primarily linked to "developed market" issuers outside the U.S.),” refers to just cash equivalents or to various instruments.

Response: The disclosure has been revised as follows:

(5) cash equivalents issued by or primarily linked to "developed market" issuers outside the U.S.,

10.	Comment: The Fund’s holdings do not appear to conform to the disclosure that the Fund invests directly in instruments listed in the first paragraph of this section. Instead, the second paragraph of this section, discussing Fund investments in derivatives, appears to be more in line with the Fund’s historic holdings. Please reconcile this section. Also, please note that this comment applies to Toews Hedged Core L Fund, Toews Hedged Core S Fund, and Toews Tactical Defensive Alpha Fund.

Response: The first two paragraphs of each strategy section have been revised as follows:

Toews Hedged Core W Fund

The Fund's adviser seeks to achieve the Fund's investment objectives by investing primarily in futures contracts primarily linked to "developed market" issuers outside the U.S. or stock indices compromised of non-U.S. developed market issuers, as well as investment grade fixed-income securities and cash equivalents. The Fund defines non-U.S. developed markets as those countries included in the MSCI EAFE Index (the "EAFE Index"). As of August 2017, the EAFE Index countries are: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Similarly, the Fund defines non-U.S. developed market derivatives as those linked to securities of issuers in EAFE Index countries.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities in the EAFE Index. The Fund's level of exposure will range from 0% to 125% of the total return of the EAFE Index. The adviser may also use a "representative sampling" indexing strategy to manage the Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to that of the EAFE Index.

Toews Hedged Core L Fund

The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in small and futures contracts on equity indices compromised of U.S. large-cap issuers, as well as fixed income securities and cash equivalents. The Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index, the S&P 500 Growth Index, the Russell 1000 Growth Index, the NASDAQ-100 Index,

and/or securities of other broad-based US large-cap stock indices. The Fund may also invest in large-cap common stocks and exchange traded funds that invest in large-cap common stocks.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US large-cap indices. The Fund's level of exposure will range from 0% to 125% of the total return of said indices. The adviser also may use a "representative sampling" indexing strategy to manage the Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the broad-based US large-cap stock indices.

Toews Hedged Core S Fund

The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in small and futures contracts on equity indices compromised of U.S. small and mid-cap issuers, as well as fixed income securities and cash equivalents. The Fund defines small and mid-cap common stock securities as those securities included in the S&P Small-Cap 600 Index, S&P Small-Cap 600 Growth Index, Russell 2000 Index, Russell 2000 Growth Index, MSCI US Small-Cap Growth Index, S&P Mid-Cap 400 Index, and securities of other broad-based US small and mid-cap stock indices. The Fund may invest in stocks of U.S. small and mid-cap issuers and exchange traded funds (“ETFs”) that invest in such issuers.

The adviser employs what it defines as a "hedging" strategy by investing in a combination of securities and derivatives that it believes will produce economic exposure along a continuum similar to that of the securities of broad-based US small and mid-cap stock indices. The Fund's level of exposure will range from 0% to 125% of the total return of said indices. The adviser also may use a "representative sampling" indexing strategy to manage the Fund. This indexing strategy involves investing in a representative sample of securities that collectively has an investment profile similar to the US small and mid-cap stock indices.

Toews Tactical Defensive Alpha Fund

The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in (1) derivative instruments including but not limited to futures contracts on equity indices compromised of issuers of any capitalization, (2) fixed income securities and (3) cash equivalents. The Fund may also invest directly in stocks of U.S. issuers of any capitalization, foreign large cap stocks and exchange traded funds ("ETFs") that invest primarily in common stock. For the purpose of the Fund, foreign large cap stocks are defined as stocks from the universe of the MSCI EAFE Index and the MSCI Emerging Markets Index.

The adviser employs a tactical strategy by investing in a combination of equity index futures and securities that it believes will produce economic exposure to large-cap stocks, small-cap stocks, mid-cap stocks, and foreign large cap stocks in allocated percentages of the Fund’s total assets that will vary from time to time. The adviser's strategy will allocate assets among stocks or equity index futures contracts representing varying capitalizations. The percentage of the Fund’s exposure to any individual market capitalization will vary widely from time to time and may not be diversified.

11.	Comment: Please confirm supplementally that the Fund is actively managed using an active strategy to track an index.

Response: The Registrant so confirms.

12.	Comment: Please redraft the following sentence in plain English: “The Fund's level of economic exposure will range from 0% to 125% of the Adviser's expected total return of the EAFE Index.”

Response: The sentence has been revised as follows:

The Fund's level of exposure will range from 0% to 125% of the total return of the EAFE Index.”

Principal Investment Risks

13.	Comment: Add “Futures Risk” to this section, as investment in futures appears to be a principal investment strategy of the Fund. Please note that this comment applies to Toews Hedged Core L Fund and Toews Hedged Core S Fund as well.

Response: The following disclosure has been added to the risk sections for each of those Funds:

Futures Risk: Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund. This risk could cause the Fund to lose more than the principal amount invested. Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results. Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying index or security because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Performance Table

14.	Comment: Please add a broad based index to the table above the MSCI EAFE Index.

Response: The Registrant considers the index to be an appropriate broad-based index.

Toews Hedged High Yield Bond Fund

Fee Table

15.	Comment: Please add the recoupment language discussed in comment 7.

Response: The requested change has been made.

Principal Investment Strategy

16.	Comment: Please add disclosure that below investment grade bonds are junk bonds and are highly speculative.

Response: The disclosure has been revised as follows (additional disclosure in italics):

Principal Investment Strategies: The Fund's adviser seeks to achieve the Fund's investment objectives by investing primarily in (1) exchange traded funds ("ETFs") and open-end investment companies ("Underlying Funds") that primarily invest in or are otherwise exposed to domestic and foreign high-yield debt instruments (also known as “junk bonds”); ….

The Registrant further notes that the principal risk for below-investment grade securities discloses that high yield bonds are considered “junk bonds” and are speculative in nature.

17.	Comment: Given the Fund’s name, please add disclosure of an at least 80% investment policy in high yield bonds.

Response: The Fund’s name has been changed to Toews Tactical Income Fund. Accordingly, no 80% investment policy is required.

18.	Comment: Given that the Fund states a total return swap strategy (i.e., credit default swaps), please add corresponding disclosure pertaining to an adequate segregation of assets to the Fund’s SAI.

Response: The following disclosure has been to the SAI:

The Fund will comply with SEC guidelines regarding asset coverage for swaps, including total return swaps, and, if the guidelines so require, set aside cash or liquid securities the Custodian in the prescribed amount. The commitment of a large portion of the Fund's assets for asset coverage purposes could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

19.	Comment: Please make the change requested in comment 12.

Response: The requested change has been in made in line with response to Comment 12.

20.	Comment: In relation to the language: “Generally, the adviser does not attempt to evaluate individual securities.” – please explain under what circumstances the adviser would evaluate individual securities.

Response: The Registrant respectfully declines to revise the existing disclosure. In the event that the Adviser would evaluate individual securities, doing so would not be in the pursuit of the Fund’s principal investment strategies.

Toews Hedged Core L Fund

Principal Investment Strategy

21.	Comment: For the language “The Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index, the S&P 500 Growth Index, the Russell 1000 Growth Index, the NASDAQ-100 Index, and/or securities of other broad-based US large-cap stock indices.” – please explain why there are so many indices listed to define common large cap stocks. Please consider providing a more precise definition. Also note that this comment applies to Toews Tactical Defensive Alpha Fund.

Response: The disclosure has been revised as follows :

The Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index and the Russell 1000 Growth Index.

For Toews Tactical Defensive Alpha Fund, the disclosure has been revised as follows:

The Fund defines large-cap common stock securities as those securities included in the MSCI US Prime Market Growth Index, the S&P 500 Index and the Russell 1000 Growth Index. The Fund defines small and mid-cap common stock securities as those securities included in the S&P Small-Cap 600 Index, S&P Small-Cap 600 Growth Index, Russell 2000 Index and Russell 2000 Growth Index.

Toews Tactical Defensive Alpha Fund

Principal Investment Strategy

22.	Comment: In relation to the language “However, there may be rare occasions when the Fund will take a significant position in cash.” – the Fund’s holdings indicate “rare occasions” is inaccurate. Please revise this disclosure to be more in line with the Fund’s actual holdings.

Response: The disclosure has been revised as follows:

However, there may be periods when the Fund will take a significant position in cash.

Common Investment Strategies

23.	Comment: Please revise this section where appropriate, as Toews Hedged Core L Fund, Toews Hedged Core S Fund, and Toews Tactical Defensive Alpha Fund do not appear to invest in the various vehicles discussed, but rather gain exposure through investment in futures.

Response: Please see response to Comment 10 for each of the Funds.

24.	Comment: The disclosure: “Index-Related Strategies: Toews Hedged Core W Fund seeks exposure to the securities or elements of a particular index as part of their strategies. The Toews Hedged High Yield Bond Fund seeks to gain exposure to representative securities of the high-yield bond market, generally.” – appears to be misleading because these Funds appear to gain exposure through futures and not directly. Please revise accordingly.

Response: The disclosure has been revised as follows:

Toews Hedged Core W Fund seeks exposure, either directly or through the use of derivatives, to the securities or elements of a particular index as part of their strategies. The Toews Tactical Income Bond Fund seeks to gain exposure, either directly or through the use of derivatives, to representative securities of the high-yield bond market, generally.

25.	Comment: The Funds listed in comment 24 appear not to invest directly in stocks, therefore please revise the subsection “Stocks” accordingly.

Response: While the Funds do not currently have any direct equity exposure, they may use equities as a principal investment strategy. Accordingly, the Registrant considers the existing disclosure to be appropriate.

Principal Investment Risks

26.	Comment: Please review the risks chart and revise for accuracy based on given comments. For example, Toews Hedged Core L Fund, Toews Hedged Core S Fund, and Toews Hedged Core W Fund should be included in the “Futures Risk” row of the chart.

Response: The risks charts have been reviewed and updated as appropriate. Please see attached redlined prospectus for revised chart.

Investment Adviser

27.	Comment: Please revise this section to update disclosure related to adviser recoupment per the instructions of comment 7.

Response: The requested change has been made.

Redemptions in Kind

28.	Comment: Please consider adding disclosure language to this section that explains if such redemptions will be pro rata slices of portfolio assets, individual securities, or representative baskets.

Response: The following disclosure has been added:

To the extent that doing so is reasonable and in the best interest of a Fund and its shareholders, redemptions in kind will be paid with a pro rate portion of the Fund’s portfolio securities.

When Redemptions are Sent

29.	Comment: Please revise this section to comply with the new liquidity rule requirements stated in Form N-1A, Item 11(c) (8)&(9). Also, consider redrafting the language: “will issue a check based on the next determined NAV following your redemption request” – in plain English.

Response: The following disclosure has been added:

Each Fund typically expects that it will take up to 7 days following the receipt of your redemption request to pay out redemption proceed by check or electronic transfer. Each Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of fund shares, any lines of credit, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Additional Compensation to Financial Intermediaries

30.	Comment: Regarding the language: “These payments may be in addition to the Rule 12b-1 fees that are disclosed elsewhere in this Prospectus” – please, if applicable, add the required disclosure stating that the Funds have adopted a 12b-1 plan.

Response: The reference to 12b-1 fees has been deleted as the Funds do not have such fees at this time.

Statement of Additional Information

Types of Investments

31.	Comment: Please list all types of investments that each Fund may invest in for temporary defensive positions.

Response: The Registrant believes existing disclosure is appropriate and respectfully declines to revise the existing disclosure.

Investment Limitations (Non-Fundamental)

32.	Comment: Please add the disclosure “Fixed Income Securities: (Toews Unconstrained Income Fund only). The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Fixed Income Securities” – to the appropriate section(s) in the Fund’s prospectus.

Response: The requested revision has been made in the prospectus.

Investment Adviser

33.	Comment: Please update the expense limitation date from August 31, 2017 to August 31, 2018 if appropriate.

Response: The requested change has been made throughout as appropriate.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser